EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended November 30, 2009, the PIA MBS Bond Fund increased undistributed net investment income and decreased accumulated net realized gain on investments by $54,757.

For the year ended November 30, 2009, the PIA Moderate Duration Bond Fund increased undistributed net investment income by $52,590, increased accumulated net realized loss on investments by $31,444 and decreased paid-in capital by $19,446, respectively.

For the year ended November 30, 2009, the PIA Short-Term Securities Fund increased undistributed net investment income and accumulated net realized loss on investments by $52,607.

The reclassifications have no effect on net assets or net asset value per share and relate primarily to paydown adjustments.